SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Oriole Homes Corp.

(Name of the Issuer)

Oriole Homes Corp., Levy Acquisition Co., Richard D. Levy, individually and as personal representative for the Estate of Beatrice Levy, Harry A. Levy,
Davida Levy, Mark A. Levy, Jo Ann M. Levy, Jo Ann Levy, Daniel H. Levy,
Allison Sacks, Joel M. Levy, Robert A. Levy, David J. Levy,
Elka N. Lampert Irrevocable Trust, Avraham R. Lampert Irrevocable Trust,
Harry A. Levy Grandchildren’s Trust, Richard D. Levy Grandchildren’s Trust,
Hapco Company, Levor Associates, Grandco Associates

(Name of Person(s) Filing Statement)

Oriole Homes Corp.
Class A Common Stock, par value $0.10 per share
Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

686264102 (Class A)
686264201 (Class B)

(CUSIP Number of Class of Securities)

Oriole Homes Corp. 6400 Congress Avenue Suite 2000 Boca Raton, Florida 33487 (561) 274-1235	Levy Acquisition Co. 6400 Congress Avenue Suite 2000 Boca Raton, Florida 33487 (561) 274-2000, ext. 341	Levy Group c/o Richard D. Levy 6400 Congress Avenue Suite 2000 Boca Raton, Florida 33487 (561) 274-2000, ext. 341

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf
of Person(s) Filing Statement)

Copies to:

Dennis J. Olle Adorno & Yoss, P.A 2601 S. Bayshore Drive Suite 1600 Miami, FL 33133 (305) 858-5555	Leslie J. Croland, P.A. Edwards & Angell, LLP 350 East Las Olas Boulevard Suite 1150 Fort Lauderdale, FL 33301-4215 (954) 727-2600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$13,991,744.45	$1,287.24

*	The transaction valuation was determined based upon the sum of (a) the product of 2,837,100 shares of common stock and the merger consideration of $4.90 per share, or $13,902,760.20, and (b) the product of options to purchase 30,995 shares of common stock and the merger consideration of $4.90 per share less the applicable exercise price, or $88,984.25.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,287.15	Filing Party:Oriole Homes Corp.

Form or Registration No.: Preliminary Proxy Statement	Date Filed: October 7, 2002

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SECTION 13E-3 TRANSACTION STATEMENT
INTRODUCTION

     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 relates to an Amended and Restated Agreement and Plan of Merger, dated as of December 27, 2002 (the “Merger Agreement”), by and between Levy Acquisition Co., a Florida corporation (“Levy Acquisition”), and Oriole Homes Corp., a Florida corporation (“OHC”), pursuant to which Levy Acquisition will merge into OHC (the “Merger”). This Amendment is being filed by: (1) OHC, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Levy Acquisition; and (3) the Levy Group, comprised of Richard D. Levy, individually and as personal representative for the Estate of Beatrice Levy, Harry A. Levy, Davida Levy, Mark A. Levy, Jo Ann M. Levy, Jo Ann Levy, Daniel H. Levy, Allison Sacks, Joel M. Levy, Robert A. Levy, David J. Levy, Elka N. Lampert Irrevocable Trust, Avraham R. Lampert Irrevocable Trust, Harry A. Levy Grandchildren’s Trust, Richard D. Levy Grandchildren’s Trust, Hapco Company, Levor Associates, and Grandco Associates.

     The purpose of this final amendment to the Schedule 13E-3 is to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to supplement Item 10 hereof with information regarding certain loan transactions entered into by OHC.

     At an annual meeting of the shareholders of OHC held on February 6, 2003 (the “Annual Meeting”), at which a quorum was present, the Merger Agreement and the Merger were approved by (1) approximately 94% of the issued and outstanding shares of OHC Class A Common Stock, par value $0.10 per share, and approximately 90% of the issued and outstanding shares of OHC Class B Common Stock, par value $0.10 per share (collectively, the “Common Stock”), and (2) approximately 64% of the issued and outstanding shares of Common Stock not held by Levy Acquisition and the Levy Group.

     Pursuant to the Merger Agreement, each outstanding share of Common Stock (other than any outstanding share of Common Stock beneficially owned by Levy Acquisition and the Levy Group) was cancelled and converted into the right to receive $4.90 in cash. Shares of Common Stock beneficially owned by Levy Acquisition and the Levy Group were cancelled. As a result of the Merger, OHC is a privately held corporation, 100% of which is beneficially owned by Levy Acquisition and the Levy Group.

     On February 10, 2003, OHC filed a Form 15 with the Securities and Exchange Commission (“SEC”) terminating the registration of its Common Stock under the Exchange Act. The American Stock Exchange delisted the Common Stock at the close of the market on February 10, 2003.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers About the Merger — How Will the Merger Be Financed?” “Special Factors —Financing the Merger,” “The Merger Agreement — Fees, Expenses and Other Payments” and “Estimated Fees and Expenses of Merger” is incorporated herein by reference. On January 29, 2003, a subsidiary of OHC entered into two Mortgage Deed and Security Agreements with Ocean Bank pursuant to the terms of the Commitment Letters from Ocean Bank to OHC executed on November 27, 2002 that are attached to the Schedule 13E-3 as Exhibits 7 and 8, respectively. The total amount loaned under these Mortgage Deed and Security Agreements is $8,761,163. The loans are secured by first mortgages on certain real property located at OHC‘s Stonecrest Development in Summerfield, Florida. The Mortgage Deed and Security Agreements and the Promissory Notes executed in connection with these loan transactions are attached hereto as Exhibits 9 - 13, inclusive.

ITEM 16. EXHIBITS.
REGULATION M-A ITEM 1016

(a)	Definitive Proxy Statement on Schedule 14A filed with the SEC on January 9, 2003, is incorporated herein by reference.

(b)	Mortgage Deed and Security Agreement, dated as of January 29, 2003, by and between Oriole at Stonecrest, Inc. and Ocean Bank, regarding a loan in the principal amount of $1,573,000, is attached hereto as Exhibit 9.

Mortgage Deed and Security Agreement, dated as of January 29, 2003, by and between Oriole at Stonecrest, Inc. and Ocean Bank, regarding a loan in the principal amount of $7,188,163, is attached hereto as Exhibit 10.

Promissory Note in the principal amount of $1,573,000, dated January 29, 2003 and executed by Oriole Homes Corp. and Oriole at Stonecrest, Inc. in favor of Ocean Bank, is attached hereto as Exhibit 11.

Promissory Note (Non-Revolver) in the principal amount of $4,188,163, dated January 29, 2003 and executed by Oriole Homes Corp. and Oriole at Stonecrest, Inc. in favor of Ocean Bank, is attached hereto as Exhibit 12.

Promissory Note (Revolver) in the principal amount of $3,000,000, dated January 29, 2003 and executed by Oriole Homes Corp. and Oriole at Stonecrest, Inc. in favor of Ocean Bank, is attached hereto as Exhibit 13.

Commitment Letter from Ocean Bank to Oriole Homes Corp., executed on November 27, 2002, regarding a development and construction loan on 158 developed and 120 undeveloped lots plus proposed improvements in the Stonecrest development in Marion County (Ocala), Florida, attached to the Schedule 13E-3 as Exhibit 7 is incorporated herein by reference.

Commitment Letter from Ocean Bank to Oriole Homes Corp., executed on November 27, 2002, regarding Mini-Permanent loan to finance the inventory of 13 single-family homes in the Stonecrest Development in Marion County (Ocala), Florida attached to the Schedule 13E-3 as Exhibit 8 is incorporated herein by reference.

Future Advance, Consolidation, Modification, and Ratification of Mortgage and Note Agreement, dated as of August 22, 2002, by and between Oriole Homes Corp. and Ocean Bank, attached as Exhibit 10.71 to OHC’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2002, filed on November 14, 2002, is incorporated herein by reference.

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(c)	Amended and Restated Opinion of vFinance Investments, Inc., dated December 20, 2002, included as Annex B to the Proxy Statement and incorporated herein by reference.

vFinance Investments, Inc. Preliminary Valuation Analysis dated August 26, 2002 (presented to the Special Committee of the OHC Board of Directors on September 4, 2002) attached to Schedule 13E-3 of OHC, filed October 7, 2002 (the “Schedule 13E-3”), as Exhibit 1 is incorporated herein by reference.

vFinance Investments, Inc. Presentation to Oriole Homes Corporation, dated September 9, 2002 (presented to the OHC Board of Directors on September 11, 2002) attached to the Schedule 13E-3 as Exhibit 2 is incorporated herein by reference.

Appraisal of Five Multi-Family Land Parcels (Sandpiper Isle and Sandpiper Greens), Lee County (Bonita Springs), Florida by Armalavage & Associates, Inc. dated July 3, 2002, attached to the Schedule 13E-3 as Exhibit 3 is incorporated herein by reference.

Appraisal of 138 Partially Developed Single-Family Lots in Equestrian Club, Wellington, Palm Beach County, FL by Roe Minor Realty Consultants dated July 9, 2002, attached to the Schedule 13E-3 as Exhibit 4 is incorporated herein by reference.

Appraisal of 110 Unit Condominium Development, Spring Park Terraces at Celebration, Unincorporated Osceola County, Florida by Roe Minor Realty Consultants dated July 17, 2002, attached to the Schedule 13E-3 as Exhibit 5 is incorporated herein by reference.

Appraisal of Remaining Units at Stonecrest, Summerville, FL by Roe Minor Realty Consultants dated July 29, 2002, attached to the Schedule 13E-3 as Exhibit 6 is incorporated herein by reference.

(d)	Amended and Restated Agreement and Plan of Merger, dated as of December 27, 2002, by and between Levy Acquisition Co. and Oriole Homes Corp., included as Annex A to Amendment No. 3 to the Proxy Statement and incorporated herein by reference.

Support and Exchange Agreement, dated as of September 11, 2002, by and among Levy Acquisition Co. and each of the parties listed in Exhibit A thereto, included as Annex C to the Proxy Statement and incorporated herein by reference.

(f)	Not applicable.

(g)	Not applicable.

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SIGNATURE

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003	ORIOLE HOMES CORP.

By: /s/ Joseph Pivinski

Joseph Pivinski Chief Financial Officer

LEVY ACQUISITION CO.

By: /s/ Richard D. Levy

Richard D. Levy, President

On Behalf of the Members of the Levy Group

By: /s/ Richard D. Levy

Richard D. Levy

By: /s/ Harry A. Levy

Harry A. Levy

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